Exhibit 99.1

Key updates communicated during Q3 2023

29 September 2023

Key updates communicated during Q3 2023

Costs:

  - At the Q2 2023 results, James von Moltke stated that adjusted costs for FY 2023 are expected to be essentially flat compared to FY 2022 , benefiting from strict cost management, lower Single Resolution Fund charges for the current year as well as a potential restitution payment from a national resolution fund
  - Noninterest expenses for FY 2023 are expected to be slightly higher compared to FY 2022 ; this reflects higher-than-anticipated litigation charges recorded in Q2 to settle mainly longstanding matters , restructuring and severances as we realize operational efficiencies and the impact of the Numis acquisition , which is expected to close in Q4
  - With regard to the monthly cost run-rate, James von Moltke reiterated the guidance range of adjusted costs of € 1.6bn to € 1.65bn per month ; the expected impact from the recent hiring of senior O&A bankers and Numis acquisition is expected to lead to an exit run-rate of ~€ 1,675m per month
  - Looking at H2 2023, James von Moltke expects ~ € 100m of restructuring and severance per quarter , which is the remainder of the previous guidance for the year
  - With regard to Deutsche Bank’s efficiency measures of € 2.5bn, Christian Sewing stated at Q2 2023 results that € 1bn were either already achieved, or are expected from measures now implemented
    - € 600m has already been achieved and reflected in the run-rate through a range of measures such as branch closure in the Private Bank, standardizing loan processing in the Corporate Bank and Investment Bank as well as simplifying the technical infrastructure
    - € 300m of savings are anticipated by 2025 from the complete migration of 12 million Postbank clients onto Deutsche Bank ’s technology platform
    - More than € 100m of cost savings are expected from the announced redundancies in senior non-client facing roles as more than 80% of affected staff had either been informed or left the platform as of July
  - James von Moltke reiterated at the Bank of America Global Research Financials CEO Conference that management remained focused on managing adjusted costs flat for FY 2023 despite inflationary pressures and continued investments in business growth and controls
  - He added that considering the pressures, priority is given to mandatory investments but those are beginning to roll-off and going forward the bank would have greater flexibility over discretionary investments

Revenues:

  - At the Q2 2023 results, Christian Sewing stated that with H1 2023 revenues of € 15bn he sees Deutsche Bank on track to deliver at the higher end of the FY 2023 guidance range of € 28bn to € 29bn
  - With regard to net interest income (NII) , James von Moltke stated that the tailwind from interest rates for FY 2023 is anticipated to be materially larger than the € 900m that were guided at the beginning of the year driven by the effects of rate pass-through below the modelled assumptions in the stable businesses ; at the Q2 2023 Fixed Income call , Richard Stewart stated that the negative impact of the ECB decision to no longer pay interest on the minimum reserve , is expected to be around € 200m per year
  - At the Barclays Global Financial Services Conference , Fabrizio Campelli gave further details on the expected Corporate Bank and Investment Bank performance for Q3:
  - James von Moltke added at the Bank of America Global Research Financials CEO Conference :
    - The annualized run rate of NII in Q2 of about € 14.4 bn is expected to decline modestly toward the middle of next year, particularly reflected in the Corporate Bank ; while rate pass-through lag effect will unwind, hedges will continue to roll over at improved rates supporting NII over time
    - From a business perspective, the bank observed a softening of loan growth in Corporate Bank from a high point in the middle of last year of about € 10bn, of which half was due to FX movement, due to lower demand with the inflection point expected late in 2023 or early in 2024, but this is also reflected selective underwriting and pricing actions; further, he stated that the mortgage portfolio in the Private Bank is expected to remain stable

Provision for credit losses:

  - At the Q2 2023 results, James von Moltke reiterated that Deutsche Bank expects the provision for credit losses for FY 2023 to be in a range between 25 to 30 basis points of average loans , albeit at the upper end of the range
  - For H2 2023 , a quarterly run-rate of about € 150m in the Private Bank is expected, while provisions in the Corporate Bank and Investment Bank are expected to overall remain in line with H1 2023 , taken together , leading to € 350m per quarter in total ; this was reiterated by Fabrizio Campelli at the Barclays Global Financial Services Conference
  - At the Bank of America Global Research Financials CEO Conference , James von Moltke reconfirmed the targeted provisions for credit losses announced at the Q2 2023 results , and indicated that the bank has also not observed a deterioration in conditions to the MidCap portfolio in comparison to Q2 ; he also highlighted that the performance of the Commercial Real Estate lending book was as expected in Q3 , as portion of the portfolio moved through extensions or refinancings in a difficult market environment

Capital and capital distribution:

  - At the Q2 2023 results, Christian Sewing reconfirmed Deutsche Bank’s commitment to its capital distribution plans as laid out at the Investor Deep Dive 2022 and announced that the bank has received supervisory approval to start a share buyback program of up to € 450m , which began in August 2023
  - He added that Deutsche Bank continues its trajectory of an annual increase of the dividend by 50% and believes that this is also the right approach for share buybacks, with management aiming to continue this trajectory in 2024
  - As part of the accelerated strategic agenda, Christian Sewing reiterated that Deutsche Bank aims to free up € 15-20bn of risk-weighted assets by 2025 ; he added that there are further optimization measures in preparation for H2 2023, including securitization of consumer finance loans and reduction in sub-hurdle lending
  - With regard to the CET1 ratio , James von Moltke stated that Deutsche Bank is looking at approximately 70 basis points of headwinds in H2 2023 from various items , notably :
    - impacts from model and methodology changes of around 50bps within a range ,
    - impacts from capital distribution of 12bps and
    - the impact of the Numis acquisition which is expected to close at Q4 of 9bps

  - James von Moltke also said that the other moving parts are organic capital generation and balance sheet growth ; depending on these factors, the year-end ratio should be in line with guidance of 13.2%, or 200 basis points above Maximum Distributable Amount ( MDA )
  - James von Moltke added at the Bank of America Global Research Financials CEO Conference that Deutsche Bank aims to devote the allocation of growth capital more towards C orporate Bank and Private Bank , while constraining the growth of capital deployed to the Investment Bank , excluding regulatory inflation

2025 targets:

  - At the Q2 2023 results, Christian Sewing reiterated that Deutsche Bank is on a clear path towards achieving its targets set for FY 2025
  - He also sees Deutsche Bank well on track to outperform the 3.5%-4.5% target in compound annual growth rate for FY 2025 against FY 2021 levels
  - James von Moltke also stated at the Bank of America Global Research Financials CEO Conference that the bank is well on track to outperform the 3.5%-4.5% target in compound annual growth rate driven by interest rate tailwind and operating growth potential across businesses, including growth in non-interest revenues

Other:

  - On July 3, 2023, the rating agency Fitch upgraded all of Deutsche Bank’s long-term and several short-term ratings by one notch; the long-term issuer default rating is upgraded to ‘A-‘; Fitch applies a stable outlook on the long-term issuer default rating
  - On July 10, 2023, Deutsche Bank announced that it will become the new issuing partner for the Lufthansa Miles & More Credit Card in mid-2025 with Mastercard remaining the network partner; Christian Sewing stated that with this deal, Deutsche Bank continues to advance the important cash management business, consistent with the growth strategy as the Global Hausbank

Issuances:

  - Select issuance highlights below:
    - July 4, 2023: € 0.5bn floating rate senior preferred with maturity in 2025 (later tapped by further € 0.25bn)
    - July 6, 2023: $ 1.25bn 7.146% senior non-preferred with maturity in 2027

Next significant events:

  - October 25 , 2023 – Q3 2023 results – Analyst Conference Call
  - October 27 , 2023 – Q3 2023 results – Fixed Income Call

Disclaimer

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 17, 2023 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from investor-relations.db.com.